Law Offices of

KIMBERLY L. RUDGE, P.A.

Mailing Address Only:

4654 SR 64 E, #133

Bradenton, Florida 34208

(941) 747-5290 phone

(866) 903-8504 facsimile

krudge@tampabay.rr.com

May 5, 2014

Via Edgar

Attn: Lilyanna Peyser, Special Counsel

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Diamond Enterprises Technologies, Inc.

Form:  S-1/A 3

File No: 3330192135

Response to: Comment letter dated April 29, 2014

Dear Ms. Peyser,

In response to the Commissions most recent Comment letter dated April 29, 2014, the Company responds as follows:

General

1. We note your response to comment 1 in our letter dated March 11, 2014, as well as the related revisions to your disclosure.  Accordingly, please revise your disclosure throughout the prospectus to clarify that the shares being offered in both the primary and the secondary offering will be sold at a fixed price for the duration of the offerings.

The S-1/A-3 has been revised throughout to reflect that the shares being offered in both the primary offering and the secondary offering will be sold at a fixed price for the duration of the offerings.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator

Page Two

May 5, 2014

2. Please disclose the date on which the primary offering will end.  Refer to Item 501(b)(8)(iii) of Regulation S-K.

The S-1/A-3 has been revised to reflect that the offering will be terminated upon the first to occur of the Company’s failure to sell 6,000,000 shares on or before May 1, 2016 or the sale of all of the shares offered by the Company under the prospectus.  There is no minimum offering and no escrow has been established.  All proceeds of the offering will be disbursed directly to the Company.

Description of Business and Property, page 16

3. We note your disclosure on page 17 that you anticipate having 12 machines fully operational in 2014.  Given you disclosure on page 20, it appears that this reference should be to “2015.” Please revise.

The S-1/A-3 has been revised as requested to change the reference to “2015”.

Executive Compensation, page 24

4. We note that in your response to comment 9 you state that you are not deferring executive salaries.  However, in your table you still have a footnote indicated next to salary (“Salary*”) which indicates that salaries are “Deferred Salary.” Please either delete this reference or disclose what amount has been deferred

The S-1/A-3 has been revised as requested to delete the references to a “Deferred Salary”.

Certain Relationships and Related Party Transactions, page 26

5. Please file as an exhibit the $15,000 related party note payable to Mr. Musheyev that was entered into subsequent of January 31, 2014.  In addition, please disclose the manner in which Quick Solutions WorldWide, L.P. is a related party, and file your note with such entity as an exhibit.

The Notes have been filed as Exhibits to the S-1/A-3.  QuickSolutions WorldWide, L.P. is not a related party and it was an error to include the referenced Note in the related party transaction section.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator

Page Two

May 5, 2014

Plan of Distribution, page 31

6.

We note your response to comment 10 in our letter dated March 11, 2014.  Please revise your disclosure concerning both the primary and secondary offerings to make clear that the shares offered in such offerings will be sold at a fixed price for the duration of the offerings, including your reference to “fixed or negotiated prices” in the first paragraph. In addition, please revise your references to agents, dealers and underwriters on the top of page 33 given that the primary offering is a self-underwritten offering.

The S-1/A-3 has been revised to reflect that both the primary and secondary offerings will be sold at a fixed price for the duration of the offerings and references to negotiated prices have been deleted. References to agents, dealers and underwriters on page 33 have also been deleted.

Exhibit 5.1

7.

Please revise the second paragraph of the opinion to clarify that the referenced 6,000,000 shares of the company’s common stock are to be issued by the company.

The Opinion of Counsel has been revised to clarify that the 6,000,000 shares of the company’s common stock are to be issued by the Company.

Sincerely,

Kimberly L. Rudge

Encls.

Corporate ▪  Mediation  ▪  Real Estate

 Florida Supreme Court Certified Circuit Civil Mediator